345 Park Avenue New York, NY 10154-1895	Main Fax	212.407.4000 212.407.4990
www.loeb.com

July 2, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Irene Paik

Christine Westbrook

Re:	BCTG Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed June 17, 2021

File No. 333-255354

Dear Ms. Paik and Ms. Westbrook:

On behalf of BCTG Acquisition Corp. (the “Company”), we are hereby responding to the letter dated June 30, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-255354 (“Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4 Parties to

the Business Combination

Tango, page 16

1.	We note your response to prior comment 5 and your statement that in vitro and in vivo preclinical data for USP1 “demonstrated potent anti-tumor activity and suggests this molecule will have the potential to be effective as a single agent in PARP-naive and PARP-resistant cancers with a BRCA1 mutation.” Please revise this disclosure and similar statements that imply that your product candidates are effective or are likely to be approved. You may present objective data resulting from your preclinical testing without concluding efficacy.

RESPONSE: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 16 and 195 of the Amended Registration Statement.

Proposal 1 - The Business Combination Proposal

Background of the Business Combination, page 114

2.	We note your revisions in response to comment 12 and re-issue in part. Please identify the members of BCTG management who met with the independent subcommittee on February 18 and February 22.

RESPONSE: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 116 of the Amended Registration Statement.

Information About Tango, page 194

3.	We note your revisions to the pipeline table in response to our prior comment 19 and re- issue in part. Please separate the Phase I and Phase II columns in the pipeline tables on pages 17 and 196 or tell us the basis for your belief that you will be able to conduct Phase I/II trials for all your product candidates. In addition, please explain what is involved in “lead-optimization” and why you believe this is a separate and distinct development phase, as opposed to part of discovery and/or IND-enabling studies, or revise.

RESPONSE: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 17 and 196 of the Amended Registration Statement. In addition, the Company respectfully advises the Staff of the following: Lead optimization is the stage of drug discovery at which sufficient progress has been made to have lead series molecules in hand that have adequate pharmacokinetic properties to be tested in animals, with demonstrated in vivo target engagement and in vivo efficacy in a mouse tumor model that recapitulates the genetics of the intended patient population as closely as possible.  In this phase the path to a development candidate has a defined set of activities and a predictable timeline, with the goal of optimizing the pharmacological (“drug-like”) properties of the molecule.  Once a development candidate is selected, IND-enabling studies with that molecule can begin, with the goal of determining whether the product candidate has a safety profile that supports human clinical trials. These are two distinct phases of drug development with very different goals, activities and endpoints.

Comparison of Corporate Governance and Stockholder Rights Choice

of Forum, page 277

4.	We note your revisions in response to prior comment 9. Please also revise the “Exclusive forum for certain lawsuits” section on page 270 to refer to BCTG’s current charter and the “Choice of Forum” section on page 277 to describe the forum selection provision in the Proposed Bylaws.

RESPONSE: The Company acknowledges the Staff’s comment and has provided corrected disclosure on page 270 of the Amended Registration Statement and additional disclosure on page 277 of the Amended Registration Statement.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner